Pacific WebWorks, Inc.

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January 25, 2008

Dear Shareholders:

 As we look forward to an exciting new year at Pacific WebWorks, Inc. we would like to take a few minutes to thank you for your continued support and update you on our accomplishments during 2007 and enlighten you concerning our expectations for 2008.

The past twelve months represents an important period in the history of Pacific WebWorks (“PWEB”). During 2007 the company implemented its new marketing initiatives with great success. We will finish the year with revenues amounting to in excess of 200% of those reported in 2006 and will report operating profits in amounts exceeding any previous year in the history of the company.  We are cash flow positive and are free of any long term debt outside of our routine payables.

We would like to outline some of the reasons why we believe we have enjoyed this success over the last year. We continue to deliver a high quality product, road tested for efficiency and dependability. Our product does more with greater ease than our competitors. We have a long history of providing a quality product to small businesses throughout the United States.  We provide prompt and effective customer service and technical support. This has been a trademark of our company for many years. To properly service our growth we have more than tripled the size of our customer service and support staff.  We have implemented many additional protections and services to better respond to our customers concerns. Customer satisfaction is important to us.

After many weeks of analysis, and properly laying the groundwork, we made a commitment to reducing our financial risk while vastly increasing our reach through the introduction of an aggressive online marketing strategy.  We now have distribution relationships with many premier online media companies. Our product promotions are routinely viewed by nearly 500,000 people each month and our active customer portfolio has increased over 600% to approximately 40,000 customers. Our focus on the generation of recurring revenues rather than one time set up fees has resulted in a significant increase in the stability and solvency of our company. We expect to continue our focus on recurring revenues through 2008 and in to the future.

Finally, and perhaps most importantly, we have a nucleus of people in our company who have been together for many years and who are committed to the success of PWEB. In every area of our company we have people who demonstrate their allegiance and who are willing to “go the extra mile”. As shareholders we are fortunate to have these people in our company.

As we look to 2008 and beyond we see a continued bright future for PWEB. Early this year we will relocate our corporate headquarters into a new, state of the art facility designed to support our continued growth. We now have a system in place that can facilitate the growth that we have been working towards for the past several years and began to experience in 2007. We will release several exciting new products during 2008 that we expect to contribute to another year of significant growth and profitability. We appreciate the continued support of our shareholders and wish each of you a happy and prosperous 2008.

Sincerely,

Pacific WebWorks, Inc.

Voice:  801-578-9020

180 South 300 West, Suite 400

Salt Lake City, Utah 84101

www. pacificwebworks.com

fax:  801-578-9019